CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED NOVEMBER 30, 2005

(Expressed in Canadian Dollars)

 (Unaudited)

These financial statements have not been reviewed by the Company's auditors.

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	November 30, 2005	May 31, 2005
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$70,498	$352,677
Marketable securities (note 4)	90,386	109,514
Amounts receivable and prepaids	43,949	41,180
Due from a related party (note 7)	–	77,159
	204,833	580,530
Security deposit (note 5(a))	32,190	32,190
Mineral property interests (note 5)	46,857	46,857

	$283,880	$659,577

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$29,096	$29,976
Due to a related party (note 7)	98,893	–
	127,989	29,976

Shareholders' equity
Share capital (note 6)	11,815,792	11,815,792
Contributed surplus (note 6(e))	458,063	451,628
Deficit	(12,117,964)	(11,637,819)
	155,891	629,601
Nature and continuance of operations (note 1)
Subsequent events (note 6(c) and 6(d))

	$283,880	$659,577

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ROCKWELL VENTURES INC.
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended November 30		Six months ended November 30
	2005	2004	2005	2004

Expenses
Exploration (schedule)	$16,457	$46,336	$53,194	$129,980
Foreign exchange	3,669	30,106	4,171	44,992
Legal, accounting and audit	18,923	24,411	25,249	26,343
Office and administration	62,099	65,481	128,146	127,996
Property investigation	146,507	–	172,795	–
Shareholder communications	11,347	4,278	12,049	4,891
Stock-based compensation - administration (note 6(c))	4,268	1,600	4,268	4,242
Stock-based compensation - exploration (note 6(c))	2,167	1,143	2,167	3,342
Travel and conferences	53,518	160	54,295	3,241
Trust and filing	5,319	4,148	5,986	5,264
	324,274	177,663	462,320	350,291

Other items
Interest income	(570)	(6,533)	(1,303)	(12,411)
Write-down of marketable securities	1,667	4,167	19,128	115,619
	1,097	(2,366)	17,825	103,208

Loss for the period	$325,371	$175,297	$480,145	$453,499

Basic and diluted loss per common share	$0.00	$0.00	$0.01	$0.00

Weighted average number of
common shares outstanding	94,455,775	93,232,643	94,455,775	93,028,097

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended November 30		Six months ended November 30
	2005	2004	2005	2004
Deficit, beginning of period	$11,792,593	$10,430,327	$11,637,819	$10,152,125
Loss for the period	325,371	175,297	480,145	453,499

Deficit, end of period	$12,117,964	$10,605,624	$12,117,964	$10,605,624

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended November 30		Six months ended November 30
	2005	2004	2005	2004

Operating activities
Loss for the period	$(325,371)	$(175,297)	$(480,145)	$(453,499)
Items not affecting cash
Write-down of marketable securities	1,667	4,167	19,128	115,619
Stock-based compensation	6,435	2,743	6,435	7,584
Changes in non-cash working capital items
Amounts receivable and prepaids	7,866	22,873	(2,769)	11,679
Accounts payable and accrued liabilities	(4,002)	(5,278)	(880)	(16,586)
Cash used in operating activities	(313,405)	(150,792)	(458,231)	(335,203)

Financing activities
Balances receivable from and payable to related parties	179,221	20,320	176,052	(5,127)
Issuance of share capital, net of issue costs	–	72,500	–	72,500
Cash provided by financing activities	179,221	92,820	176,052	67,373

Increase (decrease) in cash and equivalents
during the period	(134,184)	(57,972)	(282,179)	(267,830)
Cash and equivalents, beginning of period	204,682	1,325,781	352,677	1,535,639

Cash and equivalents, end of period	$70,498	$1,267,809	$70,498	$1,267,809

Supplemental disclosure:
Interest paid during the period	$–	$–	$–	$–
Income taxes paid during the period	$–	$–	$–	$–
Marketable securities received pursuant to 2003
farmout agreement with Taseko Mines Limited
(note 5(c))	$–	$–	$–	$220,000

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

					Three months	Three months
			British		ended	ended
	Royce	Ricardo	Columbia		November 30,	November 30,
	Property	Property	Properties	Other	2005	2004

Geological	$–	$905	$–	$–	$905	$2,666
Property fees and assessments	–	5,608	–	–	5,608	8,397
Site activities	–	9,944	–	–	9,944	35,240
Travel and accommodation	–	–	–	–	–	33
Subtotal	–	16,457	–	–	16,457	46,336
Stock-based compensation	–	2,167	–	–	2,167	1,143
Incurred during the period	–	18,624	–	–	18,624	47,479
Cumulative expenses, beginning of period	881,784	2,117,195	600,000	3,991,449	7,590,428	6,713,653
Cumulative expenses	$881,784	$2,135,819	$600,000	$3,991,449	$7,609,052	$6,761,132
.
					Six months	Six months
			British		ended	ended
	Royce	Ricardo	Columbia		November 30,	November 30,
	Property	Property	Properties	Other	2005	2004

Geological	$–	$1,809	$–	$–	$1,809	$35,904
Property fees and assessments	–	13,550	–	–	13,550	8,707
Site activities	–	37,835	–	–	37,835	82,879
Travel and accommodation	–	–	–	–	–	2,490
Subtotal	–	53,194	–	–	53,194	129,980
Stock-based compensation	–	2,167	–	–	2,167	3,342
Incurred during the period	–	55,361	–	–	55,361	133,322
Cumulative expenses, beginning of period	881,784	2,080,458	600,000	3,991,449	7,553,691	6,627,810
Cumulative expenses	$881,784	$2,135,819	$600,000	$3,991,449	$7,609,052	$6,761,132

Cumulative expenses consist of:
Cumulative exploration expenses	$792,613	$2,097,247	$600,000	$3,967,838	$7,457,698	$6,613,582
Cumulative stock-based compensation	89,171	38,572	–	23,611	151,354	147,550
Cumulative expenses	$881,784	$2,135,819	$600,000	$3,991,449	$7,609,052	$6,761,132

The accompanying notes are integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended November 30, 2005
(Unaudited - Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Ventures Inc. (the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and its principal business activity is the exploration of mineral properties. The Company’s principal mineral property interests are located in Chile and Canada.

At the Company’s Annual and Extraordinary General Meeting held on November 28, 2005, the Company’s shareholders approved, subject to regulatory approval, a capital reorganization of the Company, which included the creation of a class of preferred shares, and a consolidation of the Company’s common shares on a four old shares for one new basis. As of November 30, 2005, the regulatory approval had not been received; accordingly, these financial statements do not reflect these changes.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. At November 30, 2005, the Company had working capital of approximately $77,000 (May 31, 2005 – $551,000). The Company has incurred operating losses since its inception. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. There can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail its operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd., and Minera Ricardo Resources Inc. S.A. ("Ricardo"). All material intercompany balances and transactions have been eliminated upon consolidation.

Ricardo is incorporated under the laws of Chile, and 549949 BC Ltd. is incorporated under the laws of British Columbia, Canada.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended November 30, 2005
(Unaudited - Expressed in Canadian Dollars)

(b)	Allowance for amounts receivable

The Company establishes an allowance for uncollectible amounts receivable on a specific account basis. No allowances for amounts receivable were recorded by the Company as at November 30, 2005 and May 31, 2005.

(c)	Marketable securities

Marketable securities are recorded at the lower of (i) cost less accumulated write downs, and (ii) estimated market value.

(d)	Reclamation and security deposits

Reclamation and security deposits are recorded at cost.

(e)	Mineral property interests

The acquisition costs of mineral properties are deferred until the property is placed into production, sold, or abandoned, or when management has determined that there has been an impairment in value. Acquisition costs which have been deferred will be amortized on a unit-of- production basis, over the estimated useful life of the related property following the commencement of production, or written off if the property is sold, allowed to lapse or abandoned, or written down to fair value when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest. Costs for properties to which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred, or until a feasibility study has determined that the property is capable of economic commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

(f)	Financial instruments

The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable and prepaids, security deposit, accounts payable and accrued liabilities and balances receivable from or due to related parties. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended November 30, 2005
(Unaudited - Expressed in Canadian Dollars)

(g)	Values

The amounts shown for the mineral property interests represent costs accumulated to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recoverability of current and future ore reserves, of which the Company currently has none.

(h)	Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

(i)	Foreign currency translation

All of the Company’s foreign operations are considered integrated with those of the Company’s domestic operations and use the Canadian dollar as their functional currency.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(j)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

(k)	Stock-based compensation

The Company has a share option plan which is described in note 6(c). The Company records all stock-based payments granted using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and are charged to operations over the vesting period, with an offsetting amount to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(l)	Future income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values,

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended November 30, 2005
(Unaudited - Expressed in Canadian Dollars)

generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(m)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds receivable upon exercise of dilutive share purchase options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

(n)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

(o)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended November 30, 2005
(Unaudited - Expressed in Canadian Dollars)

4.	MARKETABLE SECURITIES

Marketable securities comprise the following:

	November 30	May 31
	2005	2005
ComWest Enterprise Corp. (formerly Chatworth Resources Inc) (note 5(b))
32,383 class “A” non-voting restricted common shares, 32,383 class
“B” voting common shares (May 31, 2005 – 83,333 common shares)
Market value $9,166 (May 31, 2005 – $15,833)	$9,166	$15,833
ComWest Enterprise Corp. (formerly Chatworth Resources Inc.) (note 5(b))
62,133 (May 31, 2005 – 83,333) warrants exercisable at $0.804 until
June 4, 2006
Market value $1 (May 31, 2005 – $3,000)	1	3,000
Taseko Mines Limited (note 5(c))
78,853 (May 31, 2005 – 78,853) common shares
Market value $81,219 (May 31, 2005 – $90,681)	81,219	90,681
	$90,386	$109,514

5.	MINERAL PROPERTY INTERESTS

Acquisition Costs	Royce	Ricardo
	Property	Property	Other	Total
Balance at November 30, 2005 and May 31, 2005	$–	$46,857	$–	$46,857

Title to mining properties involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the often complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to its Ricardo mineral property and, to the best of its knowledge and belief, title to its property is in good standing.

(a)	Ricardo Property, Chile

The Company holds a 100% interest in certain mineral exploration and exploitation concessions in the Calama Mining District in Chile. The Corporación Nacional del Cobre de Chile ("Codelco"), the Chilean national copper company, is erecting housing and other infrastructure in certain areas of the Ricardo Property, as part of a relocation project of its workers at its Chuquicamata mine. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, the Company applied for several easements on its Ricardo Property in November 2002. These matters are currently before the law courts of Chile. Pursuant to the terms of the easement application, a refundable deposit of 15 million Chilean pesos (November 30, 2005 and May 31, 2005 – $32,190) was lodged with the authorities.

The Company continues to maintain the Ricardo Property in good standing.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended November 30, 2005
(Unaudited - Expressed in Canadian Dollars)

(b)	Royce Diamond Property, Northwest Territories, Canada

In February 2004, the Company received approval from the TSX-V for a property option agreement with Chatworth Resources Inc. (“Chatworth”) (formerly GMD Resource Corp.), a TSX-V listed company, to acquire up to a 60% interest in the Royce Diamond Claims (“the Royce Claims”), which are located within the Slave Geological Province, near Yellowknife, Northwest Territories.

Pursuant to this agreement, the Company paid Chatworth $50,000 cash and also subscribed to a $50,000 private placement which consisted of 500,000 common shares and 500,000 warrants of Chatworth. In October 2004, Chatworth completed a 6-for-1 consolidation of its share capital and consequently the Company has 83,333 shares and 83,333 warrants. Each Chatworth warrant entitles the Company to acquire one additional Chatworth common share at $0.60 per share until June 4, 2006.

In November 2005, Chatworth amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. (“ComWest”). Under the amalgamation agreement, the Company’s 83,333 Chatworth common shares were exchanged for 32,383 Class “A” non-voting restricted common shares and 32,383 Class “B” voting common shares of ComWest. The Company’s 83,333 Chatworth warrants were exchanged for 62,133 ComWest warrants. Each ComWest warrant entitles the Company to acquire one additional ComWest Class “B” voting common share at $0.804 per share until June 4, 2006.

In June 2004, the Company completed the exploration program on the property and subsequently terminated its option to earn an interest in the Royce Claims.

(c)	Farmout agreement - Gibraltar exploration properties, British Columbia, Canada

In December 2003, the Company entered into a farmout agreement (the "2003 farmout agreement") with Taseko Mines Limited ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the 2003 farmout agreement, Taseko granted to the Company rights to earn joint venture working interests, subject to a maximum of $200,000, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after the Company had earned its working interest, Taseko had the right to purchase, at its option, the Company's earned interests for cash or common share consideration aggregating 110% of the Company's earn-in amount. If Taseko elected to issue common shares, the number of common shares to be issued upon exercise would be valued at the ten-day weighted average trading price as traded on the TSX-V.

In December 2003, the Company earned an interest in these properties to the extent of $200,000.

During the Company’s fiscal year ended May 31, 2004, Taseko exercised its right to purchase the Company's interest, and on June 15, 2004, Taseko issued 78,853 of its common shares for total consideration of $220,000.

(d)	Farmout agreement - British Columbia exploration properties, Canada

In November 2004, the Company entered into a farmout agreement (the "2004 farmout agreement") with Amarc Resources Ltd. ("Amarc"), a public company with certain directors in common with the Company. Under the terms of the 2004 farmout agreement, Amarc granted to the Company rights to earn joint venture working interests of 50%, subject to a maximum of $600,000 in exploration costs to be spent on certain mineral properties located in British

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended November 30, 2005
(Unaudited - Expressed in Canadian Dollars)

Columbia. These properties are the Crystal, Hook, Kal, M2, M3, M5 and Tsil properties. In December 2004, the Company had earned its 50% interest in these properties.

The Crystal and Hook projects are located in the Cariboo region and the M3, M4, M5, Tsil and Kal projects are located in the Prince George region. Both of these regions are located in central British Columbia.

Induced polarization surveys were performed on the Cariboo properties in calendar 2004, and certain identified anomalies were tested with drill holes. The Crystal property drilling yielded negative results and the property was allowed to lapse during the first quarter of fiscal 2005. The Hook property drilling also yielded negative results. In March 2005, Amarc entered into an agreement with Wildrose Resources Ltd., whereby the Hook property was sold to Wildrose for the sum of $10 and the right, in favour of Amarc and Rockwell, to enter into an option agreement to purchase Wildrose’s Cowtrail and Pat claims, also located in the Cariboo region near Horsefly. Amarc and Rockwell did not exercise the right to enter into the option agreement.

Induced polarization surveys were conducted on the Kal, M3, M4, M5 and Tsil properties during calendar 2004. Certain anomalies were identified and tested by drill holes during the same period. An evaluation of these results concluded that the results do not warrant further exploration by the Company. The Company has reviewed its potential joint venture status on the properties. The properties will be held on assessment credits, and allowed to lapse at the end of the assessment periods.

During the year ended May 31, 2005, the Hook property was vended to Wildrose Resources Ltd., a company holding adjoining claims to the property, in consideration for Wildrose paying for the filing of assessment work and submitting a report to Amarc and Rockwell on the exploration potential of the consolidated claim group. The report was received by the Company on June 28, 2005. Amarc and Rockwell had an exclusive right for 45 days after receipt of the report to acquire an option to purchase an interest in the consolidated claim group. A decision has been made not to acquire an interest in the consolidated claim group.

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value.

At the Company’s Annual and Extraordinary General Meeting held on November 28, 2005, the Company’s shareholders approved, subject to regulatory approvals, the creation of a class of preferred shares and the consolidation of the Company’s common shares on a four old shares for one new basis. As of November 30, 2005, the regulatory approval had not been received; accordingly these financial statements do not reflect these changes.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended November 30, 2005
(Unaudited - Expressed in Canadian Dollars)

(b)	Issued and outstanding common shares

		Number
Common shares issued	Price	of shares	Amount
Balance, May 31, 2003		55,199,275	$8,697,652
Warrants exercised	$0.22	96,500	21,230
Private placement December 2003 (net of issue costs)(i)	$0.08	37,500,000	2,925,255
Options exercised	$0.10	15,000	1,500
Options exercised	$0.15	15,000	2,250
Balance, May 31, 2004		92,825,775	11,647,887
Warrants exercised	$0.10	1,600,000	160,000
Options exercised	$0.10	30,000	3,000
Contributed surplus allocated to common shares issued on
options exercised		–	4,905
Balance, May 31, 2005 and November 30, 2005		94,455,775	$11,815,792

(i)

On December 31, 2003, the Company completed a private placement of 37,500,000 units at a price of $0.08 per unit for gross proceeds of $3,000,000. Of these, 17,250,000 were flow-through units. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of $0.10 until December 31, 2005. The warrants are subject to an accelerated expiry provision (note 6(d)).

(c)	Share purchase options

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant options up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

The continuity of share purchase options for the period ended November 30, 2005 is:

	Exercise	May 31,			Expired/	November 30,
Expiry date	price	2005	Granted	Exercised	cancelled	2005
May 19, 2006	$0.08	110,000	–	–	–	110,000
September 28, 2007	0.10		505,000	–	–	505,000
		110,000	505,000	–	–	615,000

Weighted average exercise price		$0.08	$0.10	$–	$–	$0.10

As at November 30, 2005, 110,000 of the options outstanding had vested with grantees.

Subsequent to the quarter end, in December 2005, 20,000 options having an expiry date September 28, 2007 were cancelled.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended November 30, 2005
(Unaudited - Expressed in Canadian Dollars)

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options have been reflected in the statement of operations as follows:

	Three months ended		Six months ended
	November 30		November 30
	2005	2004	2005	2004
Exploration and engineering	$2,167	$1,143	$2,167	$3,342
Operations and administration	4,268	1,600	4,268	4,242
Total compensation cost expensed to operations	$6,435	$2,743	$6,435	$7,584

The weighted-average assumptions used to estimate the fair value of options granted during the period are as follows:

	Three months ended		Six months ended
	November 30		November 30
	2005	2004	2005	2004
Risk free interest rate	3%	3%	3%	3%
Weighted average expected life	1.6 years	1.5 years	1.6 years	1.5 years
Vesting period	4-16 months	0-3 months	4-16 months	0-3 months
Weighted average expected volatility	131%	162%	131%	162%
Expected dividends	nil	nil	nil	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended November 30, 2005 is:

	Exercise	May 31				November 30
Expiry date	price	2005	Issued	Exercised	Expired	2005
December 31, 2005 (note 6(b)(i))	$ 0.10	35,900,000	–	–	–	35,900,000

Weighted average exercise price		$ 0.10	$ –	$ –	$ –	$ 0.10

These warrants were subject to a 45 day accelerated expiry provision, under certain conditions.

Subsequent to the quarter end, in December 2005, 200,000 warrants were exercised at $0.10 and the remaining 35,700,000 warrants expired unexercised.

(e)	Contributed surplus

Balance, May 31, 2004	$445,020
Changes during 2005
Non-cash stock-based compensation (note 6(c))	11,513
Share purchase options exercised, credited to share capital	(4,905)
Balance, May 31, 2005	$451,628
Changes during 2006
Non-cash stock-based compensation (note 6(c))	6,435
Balance, November 30, 2005	$458,063

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended November 30, 2005
(Unaudited - Expressed in Canadian Dollars)

The components of contributed surplus are:

	November 30, 2005	May 31, 2005
Accumulated stock-based compensation	$462,968	$456,533
Share purchase option exercised, credited to share capital	(4,905)	(4,905)
Total contributed surplus	$458,063	$451,628

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances (payable) receivable	November 30, 2005	May 31, 2005
Hunter Dickinson Inc. (a)	$ (98,893)	$ 77,159

	Three months ended		Six months ended
	November 30		November 30
Transactions	2005	2004	2005	2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$141,427	$36,593	$208,051	$68,269
Euro-American Capital Corporation (b)	4,725	3,145	8,575	6,604
Gordon J. Fretwell Law Corporation (c)	–	–	–	822

(a)

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company that provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001.

Exploration advances to and from HDI have arisen in the normal course, due to in- progress and near-term planned exploration work, primarily on the Company’s exploration properties and for other operating expenses. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

(c)	Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.

8.	INCOME TAXES

At May 31, 2005, the Company had available for deduction against future taxable income non- capital losses of approximately $3,610,000 (2004 – $3,309,000). These losses, if not utilized, will expire in various years ranging from 2006 to 2015. Subject to certain restrictions, the Company also had Canadian resource expenditures of approximately $3,300,000 (2004 – $4,467,000), which are available to reduce taxable income in future years.